

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 21, 2016

Bob Sasser
Chief Executive Officer
Dollar Tree, Inc.
500 Volvo Parkway
Chesapeake, Virginia 23320

   Re: **Dollar Tree, Inc.**
     Form 10-K for Fiscal Year Ended January 30, 2016
     Filed March 28, 2016
     File No. 0-25464

Dear Mr. Sasser:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ William H. Thompson

             William H. Thompson
             Accounting Branch Chief
             Office of Consumer Products

cc: Brandon Price, Esq.